The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR COMMON SHARES

and

WARRANTS

of

LONCOR GOLD INC.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s)/direct registration system ("DRS") Statement(s) for common shares (the "Shares") or warrants to purchase Shares (the "Warrants") of Loncor Gold Inc. (the "Company") deposited in connection with the proposed arrangement (the "Arrangement") involving the Company and Chengtun Gold Ontario Inc. (the "Purchaser"), that is being submitted for approval at the special meeting of shareholders of the Company to be held on December 11, 2025 (the "Meeting"), as described in the management information circular of the Company dated November 10, 2025 (the "Circular").  On the Effective Date: (i) Shareholders (other than Shareholders that have validly exercised their Dissent Rights) will be entitled to receive, in exchange for each Share held, Cdn$1.38 in cash, without interest, (the "Share Consideration") and less any applicable taxes required to be withheld with respect to such payment; and (ii) holders of Warrants will be entitled to receive, in exchange for each Warrant held, Cdn$0.58 in cash, without interest, (the "Warrant Consideration") and less any applicable taxes required to be withheld with respect to such payment.

This Letter of Transmittal is only for use by registered holders of: (a) Shares and is not to be used by holders of Shares whose Shares are not registered in their name but rather are held by an intermediary on their behalf ("Beneficial Shareholders"); and (b) Warrants and is not to be used by holders of Warrants whose Warrants are not registered in their name but rather are held by an intermediary on their behalf ("Beneficial Warrantholders"). Beneficial Shareholders and Beneficial Warrantholders should contact their nominee (i.e., broker, trust company, bank or other registered holder) which holds the Shares and Warrants, respectively, on their behalf for instructions and assistance in receiving the Share Consideration for such Shares and Warrant Consideration for such Warrants, as applicable.

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.  A copy of the Circular is available under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

TO: LONCOR GOLD INC.

AND TO: CHENGTUN GOLD ONTARIO INC.

AND TO: TSX TRUST COMPANY. at its offices set out herein.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s)/DRS Statement(s) for Shares and/or Warrants, details of which are as follows:

Certificate Number(s)/DRS Account Number (1)	Name in Which Registered (Please fill in exactly as name(s) appear(s) on the certificate(s) or DRS Statement(s))	Number and Type of Securities Deposited (i.e. specify Shares or Warrants, as applicable, in addition to the number deposited)

☐ Some or all of my Share or Warrant certificates have been lost, stolen or destroyed.  Please review Instruction #6 for the procedure to replace lost or destroyed Share Certificates or Warrant Certificates, as applicable. (Check box if applicable.)

(1) A certificate number does not need to be provided if the Shares or Warrants, as applicable, are represented by a DRS Statement.  The DRS is a system that allows Shares and Warrants to be held in book-entry form without having a physical certificate issued as evidence of ownership.  Instead, Shares or Warrants, as applicable, are held and registered electronically in the record systems of an issuer's transfer agent, which can be confirmed in the DRS Statement(s).

The undersigned transmits herewith the certificate(s)/DRS Statement(s) described above for cancellation upon the Arrangement becoming effective.  The undersigned acknowledges receipt of the Circular and represents and warrants that: (a) the undersigned has good and sufficient authority to deposit, surrender, assign and transfer the Shares represented by the enclosed certificate(s)/DRS Statement(s) (the "Deposited Shares") and to deposit, surrender, assign and transfer the Warrants represented by the enclosed certificate(s)/DRS Statement(s) (the "Deposited Warrants" and collectively with the Deposited Shares, the "Deposited Securities"); and (b) at the Effective Time, the Purchaser will acquire good title to the Deposited Securities as the same are modified pursuant to the Plan of Arrangement free from all liens, charges, encumbrances, claims and equities and in accordance with Plan of Arrangement.  For certainty, at the Effective Time all of the right, title and interest of the undersigned in and to the Deposited Securities and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them as and from the effective date of the Arrangement, as well as the right of the undersigned to receive any and all distributions shall have been assigned to the Purchaser.  If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then, in accordance with any applicable provisions of the Plan of Arrangement, (i) in the case of any such cash distribution that does not exceed the cash purchase price per Share the Share Consideration will be reduced by the amount of any such dividend or distribution received in respect of that Share, and (ii) in the case of any such cash distribution in an amount that exceeds the cash purchase price per Share in respect of which the distribution is made, or in the case of any other distribution, the undersigned shall promptly pay or deliver the whole of any such distribution to TSX Trust Company (the "Depositary") for the account of the Purchaser, together with appropriate documentation of transfer.

All cash payments to the holders of Deposited Securities in connection with the Arrangement will be in Canadian dollars.

The undersigned hereby irrevocably constitutes and appoints each of the Chief Financial Officer and Corporate Secretary of the Company, each of whom is an officer of the Company, and any other person designated by the Purchaser in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Securities purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Securities consisting of securities on the registers of the Company; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Securities or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting.  Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Securities or any distributions by or on behalf of the undersigned, unless the Deposited Securities are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Securities and distributions effectively to the Purchaser or the Company, as applicable.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs the Purchaser, the Company and the Depositary, upon the Arrangement becoming effective, to: (a) mail the cheque(s) by first class mail, postage prepaid; (b) hold such cheque(s) for pick-up; or (c) initiate a wire, in accordance with the instructions given below.  Should the Arrangement not proceed for any reason, the deposited certificate(s)/DRS Statement(s) and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language.  En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d'avoir requis que tout contrat attesté par l'arrangement et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A PAYMENT AND DELIVERY INSTRUCTIONS	BOX B DELIVERY INSTRUCTIONS
Please issue the Arrangement consideration in the name of:	To be completed ONLY if the Arrangement consideration to which the undersigned is entitled is to be sent to someone other than the person shown in Box A or to an address other than the address shown on Box A.
☐ Same as address in Box A or to:
(Please print or type)	(Please print or type)
(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone - Business Hours)	(Telephone - Business Hours)

(Social Insurance, Social Security Number or Tax Identification Number)	(Social Insurance, Social Security Number or Tax Identification Number)

BOX C SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD CHEQUE FOR PICK-UP AT TSX TRUST COMPANY TORONTO OFFICE: TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1, Canada
BOX D ☐ DELIVER FUNDS VIA WIRE* (COMPLETE BOX E)

BOX E
WIRE PAYMENT*

*PLEASE NOTE THAT THERE IS A CDN$100 BANKING FEE DEDUCTED ON WIRE PAYMENTS.  ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST.

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, THE DEPOSITARY WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED.

 **Please provide both email address and phone number in order to be contacted to confirm wire instructions:

EMAIL ADDRESS:                                                                                                          PHONE NUMBER:

Beneficiary Name(s) that appears on the account at your financial institution – **this MUST be the same name and address that your shares are registered to

**Beneficiary Address (Note: PO Boxes not accepted)

**City

**Province/State

**Postal Code/Zip Code

**Beneficiary Bank/Financial Institution

**Bank Address

**City

**Province/State

**Postal Code/Zip Code

PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES

**Bank Account Number	Transit/Routing Number	SWIFT Code	ABA (US)

IBAN Number	Sort Code	BSB Number	BIC Number

Additional Notes and special routing instructions (65 characters max.:

** Mandatory Fields

SECURITYHOLDER SIGNATURE(S)

Signature guaranteed by
(if required under Instruction 3)

__________________________________________
Authorized Signature

__________________________________________
Name of Guarantor (please print or type)

__________________________________________
Address of Guarantor (please print or type)	Dated: ___________________________________

__________________________________________
Signature of Securityholder or authorized representative (see Instructions 2 and 4)

__________________________________________
Address

__________________________________________
Name of Securityholder (please print or type)

__________________________________________
Telephone No

__________________________________________
Name of authorized representative, if applicable
(please print or type)

BOX F
RESIDENCY DECLARATION

ALL COMPANY SECURITYHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION.  FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

☐ The beneficial owner of the Deposited Securities deposited herewith is a U.S. Securityholder.

☐ The beneficial owner of the Deposited Securities deposited herewith is not a U.S. Securityholder.

A “U.S. Securityholder” is a securityholder who either (i) has a registered account address that is located within the United States or any territory or possession thereof, or (ii) is a “U.S. person” for United States federal income tax purposes, as defined in Instruction 8 below.  If you are a U.S person or acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S federal income tax, you must provide a properly completed and executed IRS Form W-9 (enclosed below) or otherwise provide certification that the U.S. person is exempt from backup withholding, as provided in the instructions (see Instruction 8 below).  If you are not a U.S. Securityholder as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate Form W-8 to avoid backup withholding of U.S. federal income tax.  The applicable IRS Forms W-8 and accompanying instructions can be found on the IRS website at https://www.irs.gov/forms-instructions.

Form **W-9**
(Rev. March 2024)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give form to the requester. Do not send to the IRS.

Before you begin. For guidance related to the purpose of Form W-9, see *Purpose of Form*, below.

Print or type. See *Specific Instructions* on page 3.

1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner's name on line 1, and enter the business/disregarded entity's name on line 2.)

2 Business name/disregarded entity name, if different from above.

3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor ☐ C corporation ☐ S corporation ☐ Partnership ☐ Trust/estate

☐ LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . . ______

Note: Check the "LLC" box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ______

3b If on line 3a you checked "Partnership" or "Trust/estate," or checked "LLC" and entered "P" as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions . . . . ☐

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ______

Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) ______

(Applies to accounts maintained outside the United States.)

5 Address (number, street, and apt. or suite no.). See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. See also *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person** **Date**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

What's New

Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the "LLC" box and enter its appropriate tax classification.

New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they

Cat. No. 10231X Form **W-9** (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page 2

must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid).
- Form 1099-DIV (dividends, including those from stocks or mutual funds).
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds).
- Form 1099-NEC (nonemployee compensation).
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers).
- Form 1099-S (proceeds from real estate transactions).
- Form 1099-K (merchant card and third-party network transactions).
- Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition).
- Form 1099-C (canceled debt).
- Form 1099-A (acquisition or abandonment of secured property).

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

Caution: If you don't return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See *What is backup withholding*, later.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued);

2. Certify that you are not subject to backup withholding; or

3. Claim exemption from backup withholding if you are a U.S. exempt payee; and

4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and

5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See *What Is FATCA Reporting*, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities.

The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status.

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity.
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust.
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust.

See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester;

2. You do not certify your TIN when required (see the instructions for Part II for details);

3. The IRS tells the requester that you furnished an incorrect TIN;

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or

5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under "*By signing the filled-out form*" above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3

Certain payees and payments are exempt from backup withholding. See *Exempt payee code*, later, and the separate Instructions for the Requester of Form W-9 for more information.

See also *Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding*, earlier.

What Is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code*, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

• **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application.

• **Sole proprietor.** Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or "doing business as" (DBA) name on line 2.

• **Partnership, C corporation, S corporation, or LLC, other than a disregarded entity.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

• **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2.

• **Disregarded entity.** In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner's name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2.

Line 3a

Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a.

IF the entity/individual on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation.
• Individual or • Sole proprietorship	Individual/sole proprietor.
• LLC classified as a partnership for U.S. federal tax purposes or • LLC that has filed Form 8832 or 2553 electing to be taxed as a corporation	Limited liability company and enter the appropriate tax classification: P = Partnership, C = C corporation, or S = S corporation.
• Partnership	Partnership.
• Trust/estate	Trust/estate.

Line 3b

Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b.

Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065).

If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply.

Line 4 Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4

2—The United States or any of its agencies or instrumentalities.

3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities.

5—A corporation.

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory.

7—A futures commission merchant registered with the Commodity Futures Trading Commission.

8—A real estate investment trust.

9—An entity registered at all times during the tax year under the Investment Company Act of 1940.

10—A common trust fund operated by a bank under section 584(a).

11—A financial institution as defined under section 581.

12—A middleman known in the investment community as a nominee or custodian.

13—A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
• Interest and dividend payments	All exempt payees except for 7.
• Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
• Barter exchange transactions and patronage dividends	Exempt payees 1 through 4.
• Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5.[2]
• Payments made in settlement of payment card or third-party network transactions	Exempt payees 1 through 4.

[1] See Form 1099-MISC, Miscellaneous Information, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) entered on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37).

B—The United States or any of its agencies or instrumentalities.

C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities.

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i).

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i).

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state.

G—A real estate investment trust.

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940.

I—A common trust fund as defined in section 584(a).

J—A bank as defined in section 581.

K—A broker.

L—A trust exempt from tax under section 664 or described in section 4947(a)(1).

M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan.

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter "NEW" at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester*, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/EIN*. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon. See also *Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding*, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

INSTRUCTIONS

1. Use and Delivery of Letter of Transmittal

This Letter of Transmittal duly completed and executed (or an originally executed facsimile copy thereof), together with the accompanying certificate(s) or DRS statement(s) representing the Shares or Warrants, as applicable, must be received by the Depositary at the office specified on the back cover of the Letter of Transmittal before the Effective Date.

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) or DRS statement(s) representing Shares or Warrants, as applicable, and all other documents or other necessary information or confirmation for a book-entry transfer is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary at its office in Toronto.  The Company and the Purchaser recommend that the necessary documentation be hand delivered to the Depositary and that a receipt be obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2. Signatures

This Letter of Transmittal must be filled in and executed by the registered Securityholder described above or by such holder's duly authorized representative (in accordance with Instruction #4 below).

a. If this Letter of Transmittal is executed by the registered Securityholder, such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of the certificate(s) or DRS Statement(s), as applicable, representing the Shares or Warrants, as applicable, without any change whatsoever, and the certificate(s) or DRS Statement(s), as applicable, need not be endorsed.  If the deposited certificate(s) or the DRS Statement(s) evidence Shares or Warrants that are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

b. If this Letter of Transmittal is executed by a person other than the registered Securityholder(s):

i. the deposited certificate(s) or DRS Statement(s), as applicable, must be endorsed or be accompanied by an appropriate security transfer power of attorney duly and properly completed by the registered Securityholder(s); and

ii. the signature(s) on such endorsement or security transfer power of attorney must correspond exactly to the name(s) of the registered Securityholder(s) as registered or as appearing on the certificate(s) or DRS Statement(s), as applicable, and must be guaranteed as noted in Instruction #3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered Securityholder(s), or if Shares or Warrants, as applicable, not purchased (for any reason) are to be returned to a person other than such registered Securityholder(s) or if the payment is to be issued in the name of a person other than the registered Securityholder, such signature on the share certificate(s) or DRS Statement(s), as applicable, or a separate security transfer form must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (the "STAMP"), a member of the Stock Exchange Medallion Program (the "SEMP") or a member of the New York Stock Exchange Inc. Medallion Signature Program (the "MSP"). Members of the STAMP, the SEMP or the MSP are usually members of a recognized stock exchange in Canada or the United States, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  Either the Company, the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

a. If the space provided in this Letter of Transmittal is insufficient, the requested information should be set out on a separate list and attached to this Letter of Transmittal.

b. If Shares or Warrants (as applicable) are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be executed for each different registration.

c. No alternative, conditional or contingent deposits will be accepted.

d. Unless otherwise indicated, the Arrangement and any agreement in connection with the Arrangement will be construed with and governed by the laws of the Province of Ontario and the federal Laws of Canada applicable therein.

e. Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at its office listed below.  Copies of the Circular and this Letter of Transmittal are also available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile and EDGAR (www.sec.gov/search-filings).

f. The Company and the Purchaser reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary.  You agree that any determination made by the Purchaser or the Company as to validity, form and eligibility and acceptance of the Shares and Warrants will be final and binding.  There will be no duty or obligation of the Purchaser, the Company or the Depositary to give notice of any defect or irregularity in any deposit and no liability will be incurred for failure to do so.  The granting of a waiver to one or more registered Securityholders does not constitute a waiver for any other registered Securityholders.

g. Before completing this Letter of Transmittal, you are urged to read the accompanying Circular and discuss any questions with financial, legal and/or tax advisors.

h. Unless otherwise indicated, all references herein to "Cdn$" are to Canadian dollars.

6. Lost, Stolen or Destroyed Certificates and DRS Statements

If a Share or Warrant certificate has been lost, destroyed or stolen, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, destruction or theft, to the Depositary.  The registered Shareholder or Warrantholder, as applicable, will be required to complete and submit certain documentation, including a bond and/or indemnity, before payment for the Shares or Warrants, as applicable, can be received by the registered Securityholder.  If a DRS Statement representing Shares or Warrants has been lost, stolen or destroyed, the holder can request a copy of the DRS Statement by contacting TSX Trust Company at (416) 342-1091, toll-free in North America at 1 866-600-5869 or by email at tsxtis@tmx.com, with no bond indemnity required and such copy of the DRS Statement should be deposited with this Letter of Transmittal.

7. Return of Certificates and DRS Statements

If the Arrangement does not proceed for any reason, the enclosed certificate(s) or DRS Statement(s) representing the Shares or Warrants, as applicable, and other relevant documents will be returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the register of the Company maintained by TSX Trust Company in its capacity as transfer agent and registrar of the Company in the case of Shares and as it appears on the register of the Company maintained by TSX Trust Company in its capacity as warrant agent in the case of Warrants, or in the case of Shares or Warrants delivered by book-entry transfer, the Depositary will credit the Shares or Warrants, as applicable, to the applicable account.

8. IRS Forms W-9 and W-8 - U.S. Securityholders

The following does not constitute a summary of the tax consequences of the Arrangement, and Securityholders should review the discussions in the Circular under the heading "Certain United States Federal Income Tax Considerations" and consult with their own tax advisors regarding the tax consequences of the Arrangement to them in light of their own personal circumstances.

As described in more detail in the Circular, based on the terms of the Arrangement, the exchange of Shares for the Share Consideration and the exchange of Warrants for the Warrant Consideration pursuant to the Arrangement will constitute a taxable transaction for U.S. federal income tax purposes.  In order to avoid backup withholding of United States income tax in respect of the Share Consideration and Warrant Consideration, a Securityholder that is a U.S. holder (as defined below) must generally provide the person's correct taxpayer identification number ("TIN") on the IRS Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Securityholder is not subject to backup withholding, and that such Securityholder is a U.S. person (including a U.S. resident alien) for U.S. federal income tax purposes.  If the correct TIN is not provided or any other information providing for an adequate basis for an exemption from backup withholding, payments of the Share Consideration or Warrant Consideration in connection with the Arrangement may be subject to backup withholding, currently at the rate of 24%.  For purposes of this Letter of Transmittal, a "U.S. holder" or "U.S. person" means: a beneficial owner of Shares or Warrants that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia or that is otherwise classified as a U.S. domestic corporation for U.S. federal income tax purposes, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

Backup withholding is not an additional United States income tax.  Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld.  If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain "not-for-profit" organizations, and certain non-U.S. persons) are not subject to backup withholding.  A Securityholder that is a U.S. holder should consult his or her tax advisor as to the Securityholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual's social security number.  Failure to provide a correct TIN may result in additional fines.  More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

Non-U.S. holders receiving payments in the U.S. should return a completed Form W-8BEN, Form W-8BEN-E or other applicable Form W-8, copies of which are available from the Depositary upon request and are available on the IRS website at https://www.irs.gov/forms-instructions.

9. Payment Entitlement Pick-up Locations

If so indicated, the Depositary will mail the consideration payable to such registered Securityholder in accordance with the information provided in Box A or Box B, as applicable.  If Box A or, as applicable, Box B, are not properly completed, any cheques representing the consideration will be issued in the name of the registered Securityholder and mailed to the address of the registered Securityholder as it appears on the register of the Company's transfer agent or warrant agent, as applicable.  Any cheques representing the consideration mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

Entitlements may be picked up at applicable TSX Trust Company office locations with counter services.  Pick-up instructions must be selected in Box C.  Below is the applicable TSX Trust office location:

Toronto

100 Adelaide Street West
Suite 301, Toronto
Ontario, M5H 4H1
Canada

10. Privacy Notice

The Depositary is committed to protecting personal information received from its clients.  In the course of providing services to its clients, the Depositary receives certain non-public personal information.  This information could include an individual's name, address, social insurance number, securities holdings and other financial information.  The Depositary uses this information for lawful purposes relating to its services.  The Depositary has prepared a privacy code relating to information practices and privacy protection, which can be obtained by sending a written request to the Depositary at the following address: Chief Privacy Officer, TSX Trust Company, 301-100 Adelaide St. West, Toronto, Ontario, M5H 4H1, Canada.  The Depositary will use the information provided on this form in order to process the registered Securityholder's request and will treat the registered Securityholder's signature(s) on this form as his, her or its consent to the above.

If you need assistance in completing this Letter of Transmittal, please contact TSX Trust Company at (416) 342-1091, toll-free in North America at 1 866-600-5869 or by email at tsxtis@tmx.com, or contact your professional advisor.

OFFICE OF THE DEPOSITARY:

TSX TRUST COMPANY

By Registered Mail, Mail, Hand or Courier

Toronto:

100 Adelaide Street West, Suite 301

Toronto, Ontario

M5H 4H1, Canada

Attention: Corporate Actions

Securities Counter Hours:

8:30 am to 5:00 pm EST - business days only

Inquiries:

8:30 am to 5:00 pm EST - business days only

North American Toll Free: 1-866-600-5869

Telephone: 416-342-1091

E-Mail: tsxtis@tmx.com